SECURITY AND EXCHANGE COMMISSION
                          Washington, DC 20549


                               SCHEDULE 13G
                Under the Securities Exchange Act of 1934
                            (Amendment No. )



   	NUTRACEUTICAL INTERNATIONAL CORPORATION
                           (Name of Issuer)


                            Common Stock
                    (Title of Class of Securities)


                          67060Y101
                              (Cusip #)




Cusip No.    67060Y101      13G                Page 1 of 3 Pages

1  Name of Reporting Person
        Dalton, Greiner, Hartman, Maher & Co
        IRS Identification 59-3418454

2) Check the Appropriate box if a Member of a group*

3) SEC Use Only

4) Citizenship or place of Organization
        Delaware Partnership

Number of Shares Beneficially Owned by Each Reporting Person With:

   5) Sole Voting Power
        161,989


   6) Shared Voting Power
      0

   7) Sole Dispositive Power
      161,989

   8) Shared Dispositve Power
      0

9) Aggregate Amount Beneficially owned by each reporting person
    161,989

10) Check Box if the aggregate amount in row (9) excludes certain Shares

11) Percent of Class Represented by Amount in Row 9
        1.86%

12) Type of Reporting Person
      IA

Cusip No.    67060Y101        13G                Page 2 of 3 Pages

Item 1(a).  Name of Issuer:
                     NUTRACEUTICAL INTERNATIONAL CORPORATION

Item 1(b).  Address of Issuer's Principal Executive Office:
           1400 KEARNS BOULEVARD, 2ND FLOOR
	    PARK CITY, UTAH 84060


Item 2(a).  Name of Person Filing:
            Dalton, Greiner, Hartman, Maher & Co

Item 2(b).  Address of Principal Business Office:
                           565 Fifth Ave., Suite 2101
	      New York, NY 10017

Item 2(c).  Citizenship:
            Delaware Partnership

Item 2(d).  Title of Class of Securities:
            Common Stock

Item 2(e).  CUSIP Number
                       67060Y101


Item 3.     This statement is filed pursuant to Rules 13d-
            1(b), or 13d-2(b), the person filing is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership:
         (a)  Amount beneficially owned:
                161,989 shares

         (b)  Percent of Class:
                  1.86%

         (c)  Number of shares as to which such person has:
              (i)  sole power to vote or to direct the vote:
                   161,989 shares
              (ii) shared power to vote or to direct the vote:
                   0 shares
              (iii) sole power to dispose or to direct the disposition:
                     161,989 shares
              (iv) shared power to dispose or to direct the disposition:
                   0 shares

Item 5. Ownership of Five Percent of Less of a Class :
                Not Applicable

Item 6. Ownership of more than five percent on behalf of another person:
               Applicable

Item 7. Identification and Classification of the subsidiary which acquired the security being reported on by the parent holding company:
        Not Applicable

Item 8. Identification and Classification of Members of the Group:
        Not Applicable

Cusip No.   67060Y101       13G                Page 3 of 3 Pages

Item 9. Notice of Dissolution of Group:
              Not Applicable

Item 10. Certification :
        The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        May 30, 2017

        Dalton, Greiner, Hartman, Maher & Co LLC
        By : /s/Erika Donalds
        Title : CFO/CCO